Exhibit 3.1

ARTICLES OF AMENDMENT
OF CREATIVE REALITIES, INC.

The Undersigned, Chief Financial Officer of Creative Realities, Inc., a Minnesota corporation (the “Corporation”), hereby certifies that the following Articles of Amendment have been duly adopted by the Corporation’s Board of Directors pursuant to Section 302A.402, Subd. 3 of the Minnesota Business Corporation Act (the “Act”):

1. The name of the Corporation is: Creative Realities, Inc.

2. The first paragraph of Article 3 of the Corporation’s Articles of Incorporation, as amended and/or restated, is deleted in its entirety and replaced with the following:

Article 3

Authorized Shares:  The total authorized shares of all classes that the Corporation shall have authority to issue is 250,000,000 shares, consisting of 50,000,000 shares of preferred stock, par value of $0.01 per share (hereinafter the "preferred shares"); and 200,000,000 shares of common stock, par value of $0.01 per share (hereinafter the "common shares"). Notwithstanding the foregoing, effective as of the later of (i) 12:01 am on March 27, 2023 or (ii) the filing of these Articles of Amendment (the “Reverse Split Effective Time”), the total authorized shares of all classes that the Corporation shall have authority to issue shall be reduced to 116,666,666 shares, consisting of 50,000,000 preferred shares; and 66,666,666 common shares.

3. Article 3 of the Corporation’s Articles of Incorporation, as amended and/or restated, is hereby amended by adding the following new paragraph “D” as follows:

D. Effective upon the Reverse Split Effective Time, the issued and outstanding common stock of the Corporation shall be combined on a 1-for-3 basis such that, at the Effective Time, every three shares of common stock outstanding immediately prior to the Effective Time shall be combined into one share of common stock. This share combination will be effected through the exchange and replacement of certificates representing issued and outstanding shares of common stock as of the Effective Time, together with immediate book-entry adjustments to the stock register of the Corporation maintained in accordance with the Act. In the event that the share combination would result in a shareholder being entitled to receive less than a full share of common stock, the fractional share that would so result shall be rounded up to the nearest whole share of common stock. The par value of each share of issued and outstanding common stock shall not be affected by the share combination.

4.         These Articles of Amendment were adopted pursuant to the Act.

In Witness Whereof, the undersigned has set his hand as of March 22, 2023.

/s/ Will Logan
Will Logan, Chief Financial Officer